UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Evotec SE

 (Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

30050E105(1)

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(1) The CUSIP number is for the American Depositary Shares relating to the Ordinary Shares.

CUSIP No. 30050E105

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,481,502.5
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,481,502.5 (See items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,481,502.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________

(1) The information set forth herein regarding percentages of beneficial ownership is based upon 174,608,236 ordinary shares, no par value (the “Ordinary Shares”) stated to be outstanding immediately after the initial public offering of American Depositary Shares (“ADSs”) of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on November 3, 2021 (the “IPO Prospectus”).

SCHEDULE 13D

CUSIP No. 30050E105

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,481,502.5
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,481,502.5 (See items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,481,502.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________

(1) The information set forth herein regarding percentages of beneficial ownership is based upon 174,608,236 ordinary shares stated to be outstanding immediately after the initial public offering of ADSs of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

SCHEDULE 13D

CUSIP No. 30050E105

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Technology Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,481,502.5
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,481,502.5 (See items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,481,502.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________

(1) The information set forth herein regarding percentages of beneficial ownership is based upon 174,608,236 ordinary shares stated to be outstanding immediately after the initial public offering of ADSs of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

SCHEDULE 13D

CUSIP No. 30050E105

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATIC Second International Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,481,502.5
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,481,502.5 (See items 3, 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,481,502.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________

(1) The information set forth herein regarding percentages of beneficial ownership is based upon 174,608,236 ordinary shares stated to be outstanding immediately after the initial public offering of ADSs of the Issuer (assuming no exercise by the underwriters of their option to purchase additional shares) in the Issuer’s IPO Prospectus.

Item 1. Security and Issuer

This Statement is filed on behalf of the Reporting Persons with the Securities and Exchange Commission. This Statement relates to the Ordinary Shares of Evotec SE, a European Stock corporation formed under the laws of Germany and the European Union (the “Issuer”). The address of the Issuer’s principal executive offices is Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany.

Item 2. Identity and Background

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)	This Statement is being filed jointly by:

i.	Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Investment Company”), which is the sole owner of Mamoura Diversified Global Holding PJSC;
ii.	Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura Diversified Global Holding”), which is the sole owner of Mubadala Technology Investments LLC;
iii.	Mubadala Technology Investments LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Mubadala Technology Investments”), which owns 99.33% of ATIC Second International Investment Company LLC directly and the remaining 0.67% indirectly through a wholly owned subsidiary of Mubadala Technology Investments; and
iv.	ATIC Second International Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“ATIC Second International Investment Company”).

(b)	The address of the principal office of each of the Reporting Persons is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c)	The principal business of Mubadala Investment Company is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each executive officer and director of Mubadala Investment Company.

The principal business of Mamoura Diversified Global Holding is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. Set forth on Schedule A-2 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of Mamoura Diversified Global Holding. Mamoura Diversified Global Holding does not have any executive officers.

The principal business of Mubadala Technology Investments is investing in securities, including securities of the Issuer. Set forth on Schedule A-3 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of Mubadala Technology Investments. Mubadala Technology Investments does not have any executive officers.

The principal business of ATIC Second International Investment Company is investing in securities, including securities of the Issuer. Set forth on Schedule A-4 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment and citizenship, of each director of ATIC Second International Investment Company. ATIC Second International Investment Company does not have any executive officers.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of this Statement is herein incorporated by reference into this Item 3.

Item 4.                 Purpose of Transaction.

The information set forth in Item 3, Item 5 and Item 6 of this Statement is herein incorporated by reference into this Item 4.

Pursuant to that certain Investment Agreement, dated October 12, 2020, by and between ATIC Second International Investment Company and the Issuer, ATIC Second International Investment Company purchased 9,182,652 Ordinary Shares issued by the Issuer by way of a private placement (the “Private Placement”) for aggregate consideration of €250 million.

On November 8, 2021, in connection with the Closing of the Issuer’s initial public offering of its ADSs, ATIC Second International Investment Company purchased an aggregate of 4,597,701 ADSs, representing 2,298,850.5 Ordinary Shares at a price of $21.75 per ADS, which was the public offering price per ADS.

The Reporting Persons have acquired the Shares reported herein for investment purposes.

The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of this Statement.  The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to Ordinary Shares or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Except as described in Item 3, Item 4, Item 5, Item 6 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified under Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Item 2, Item 3, Item 4 and Item 6 of this Statement are herein incorporated by reference into this Item 5.

The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of approximately 174,608,236 Ordinary Shares outstanding as of November 8, 2021, as reported by Evotec SE.

(a) and (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

Except as disclosed in herein: (a) none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares; and (b) none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

(c)       Except as set forth in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares in the 60 days prior to filing this Statement.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares identified in this Item 5.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 2, Item 3, Item 4 and Item 5 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits.

99.1           Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021	MUBADALA INVESTMENT COMPANY PJSC

	By:	_/s/Andre Namphy____________________
		Name:	Andre Namphy
		Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

	By:	_/s/Andre Namphy____________________
		Name:	Andre Namphy
		Title:	Authorized Signatory

mubadala technology investments llc

	By:	_/s/Andre Namphy____________________
		Name:	Andre Namphy
		Title:	Authorized Signatory

atic second international investment company llc

	By:	_/s/Andre Namphy____________________
		Name:	Andre Namphy
		Title:	Authorized Signatory